United States securities and exchange commission logo





                            January 5, 2023

       Ian Huen
       Chief Executive Officer
       Aptorum Group Ltd
       17 Hanover Square
       London W1S 1BN , United Kingdom

                                                        Re: Aptorum Group Ltd
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            Response Dated
December 28, 2022
                                                            File No. 001-38764

       Dear Ian Huen:

              We have reviewed your December 28, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 15, 2022 letter.

       Response Dated December 28, 2022

       Item 3.D. Risk Factors, page 1

   1. We note your response to comment 2 and reissue in part. Please revise your risk factors section to state the
VIEs conduct operations in Hong Kong consistent with your narrative disclosure in response
to comment 2 where you state, "[a]ll three VIEs are incorporated under the laws of
Cayman Islands and conduct operations in Hong Kong."
       General

   2.                                                   Please revise
throughout where you discuss the Holding Foreign Companies Accountable
                                                        Act (the "HFCA Act") to
reflect the HFCA Act timeline for a potential trading prohibition was shortened from
three years to two years, as part of the "Consolidated Appropriations
                                                        Act, 2023," signed into
law on December 29, 2022.
 Ian Huen
Aptorum Group Ltd
January 5, 2023
Page 2

       You may contact Tracie Mariner at 202-551-3744 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Jason Drory at 202-551-8342 with any other questions.



                                                          Sincerely,
FirstName LastNameIan Huen
                                                          Division of
Corporation Finance
Comapany NameAptorum Group Ltd
                                                          Office of Life
Sciences
January 5, 2023 Page 2
cc:       Louis Taubman, Esq.
FirstName LastName